UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Chanticleer Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

15930P404
(CUSIP Number)

Larry Spitcaufsky
P.O. Box 891
Rancho Santa Fe, California 92067
858-759-4443
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15930P404

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Larry Spitcaufsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,020,473[1]

	8	SHARED VOTING POWER
43,000[2]

	9	SOLE DISPOSITIVE POWER
1,020,473[1]

	10	SHARED DISPOSITIVE POWER
43,000[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,063,473

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.11% (based on 3,939,023 shares of Common Stock issued and outstanding as of May 13, 2019 as reported in Issuer’s Amendment Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2019, and determined in accordance with Rule 13d-3 of the Exchange Act).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 1,020,473 shares of common stock, $0.0001 par value (“Common Stock”) of Chanticleer Holdings, Inc., a Delaware corporation (the “Issuer”), that represent sole voting power and sole dispositive power include the following: (1) 108,993 shares of Common Stock and warrants to purchase 830,000 shares of Common Stock held by Larry S. Spitcaufsky, Trustee of the Larry Spitcaufsky Family Trust UTD 1-19-88, of which Larry Spitcaufsky is the trustee and a beneficiary; and (2) 41,480 shares of Common Stock and warrants to purchase 40,000 shares of Common Stock held by Larry Spitcaufsky in an individual IRA account.

2 43,000 shares of Common Stock that represent shared voting power and shared dispositive power include the following: (1) 20,000 shares of Common Stock held by the Larry S. Spitcaufsky Trust, of which Larry is the beneficiary and a co-trustee with his sister Nancy Spitcaufsky Eisner; (2) 10,000 shares of Common Stock held by the Larry and Tiki Spitcaufsky Marital Trust, of which Larry Spitcaufsky is a beneficiary and a co-trustee with his wife Terese Kathlene Klos Spitcaufsky; (3) 5,000 shares of Common Stock held by the Blake Alexander Spitcaufsky Irrevocable Trust dated June 23, 1993, of which Larry Spitcaufsky’s son, Cory Spitcaufsky, is the trustee, Larry Spitcaufsky’s son, Blake Alexander Spitcaufsky, is the beneficiary and in which Larry Spitcaufsky participates in the decision making of investments of the trust; and (4) 8,000 shares of Common Stock held by the Nancy Spitcaufsky Eisner Trust U/A dated 10-19-1987, of which Larry Spitcaufsky is a co-trustee with his sister Nancy Spitcaufsky Eisner, of which Nancy Spitcaufsky Eisner is the beneficiary.

SCHEDULE 13D/A Amendment No. 4

This Amendment No. 4 (this “Amendment”) to Schedule 13D amends the statements by Larry Spitcaufsky (the “Reporting Person” or “Mr. Spitcaufsky”) on Schedule 13D filed on June 30, 2017 (the “Initial Statement”), as amended by Amendment No. 1 filed on August 9, 2017 (“Amendment No. 1”), as amended by Amendment No. 2 filed on August 30, 2017 (“Amendment No. 2”) and as amended by Amendment No. 3 filed on September 5, 2017 (“Amendment No. 3” and together with the Initial Statement, Amendment No. 1 and Amendment No. 2, the “Amended Statement”). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to them in the Amended Statement.  The Amended Statement shall not be modified except as specifically provided herein. This Amendment is being filed to reflect, as Shares beneficially owned, the acquisition of Shares of the Issuer and warrants to purchase Shares of the Issuer.

Item 1.	Security and Issuer.

No changes to this Item.

Item 2.	Identity and Background.

Item 2(c) of the Amended Statement is hereby replaced in its entirety with the following:

(c)          Mr. Spitcaufsky’s present principal occupation or employment is (i) as the President of Family Funds II, Inc., a management company that manages and directs the Larry S. Spitcaufsky, Trustee of the Larry Spitcaufsky Family Trust UTD 1-19-88 (the “Family Trust”), the Larry S. Spitcaufsky Trust, the Larry and Tiki Spitcaufsky Marital Trust, the Nancy Spitcaufsky Eisner Trust, the Blake Alexander Spitcaufsky Irrevocable Trust dated June 23, 1993 and the Cory Spitcaufsky Irrevocable Trust dated June 23, 1993 (collectively, the “Trusts”) among other personal and family investments, with a business address at P.O. Box 891, Rancho Santa Fe, CA 92067, (ii) as a managing member of California Hooters Investment Partners, LLC, California Hooters Opportunity Partners, LLC, Wings Over LA, LLC, Bonita Plaza Wings, LLC and LA Wings, LLC, each a holding company for franchised restaurants and each with its business address at 508 West Mission Avenue, Suite 101, Escondido, California 92025 and (iii) as the managing member of HOOTWINC, LLC, a holding company for the administrative activities of the franchised restaurant holding companies with a business address at 508 West Mission Avenue, Suite 101, Escondido, California.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Statement is hereby amended to add the following paragraphs:

On December 13, 2017, the Family Trust received 4,689 Shares from the Issuer as compensation for the Reporting Person’s service as a director of the Issuer.

On May 8, 2018, the Family Trust purchased 30,000 Shares for $3.50 per share, in connection with a registered offering by the Issuer. In connection with the purchase of Shares, the Family Trust acquired a warrant to purchase up to 30,000 Shares at a price $4.50 per Share. The initial exercise date for such warrant was November 8, 2018. On September 9, 2018, such warrant became exercisable within 60 days.

On May 8, 2018, Reporting Person purchased, through an individual IRA account, 40,000 Shares for $3.50 per share, in connection with a registered offering by the Issuer. In connection with the purchase of Shares, the Reporting Person acquired a warrant to purchase up to 40,000 Shares at a price $4.50 per Share. The initial exercise date for such warrant was November 8, 2018. On September 9, 2018, such warrant became exercisable within 60 days.

On November 19, 2018, the Larry S. Spitcaufsky Trust purchased 1,262 Shares on the open market at $1.92 per Share.

On November 19, 2018, the Nancy Spitcaufsky Eisner Trust U/A dated 10-19-1987 purchased 500 Shares on the open market at $1.90 per Share.

On November 20, 2018, the Larry S. Spitcaufsky Trust purchased 1,311 Shares on the open market at $1.84 per Share.

On November 21, 2018, the Reporting Person, through an individual IRA account, purchased 1,280 Shares on the open market at $1.84 per Share.

On November 23, 2018, the Nancy Spitcaufsky Eisner Trust U/A dated 10-19-1987 purchased 406 Shares on the open market at $1.82 per Share.

On November 26, 2018, the Larry S. Spitcaufsky Trust purchased 689 Shares on the open market at $1.83 per Share.

On December 6, 2018, the Nancy Spitcaufsky Eisner Trust U/A dated 10-19-1987 purchased 2,094 Shares on the open market at $1.76 per Share.

On December 6, 2018, the Family Trust purchased 2,000 Shares on the open market at $1.84 per Share.

On April 25, 2019, the Family Trust received 19,304 from the Issuer as compensation for the Reporting Person’s service as a director of the Issuer.

Item 4.	Purpose of Transaction.

The first paragraph of Item 4 of the Amended Statement is hereby amended and restated as follows:

The Reporting Person acquired, and presently holds, the Shares for investment purposes.

Item 4 of the Amended Statement is hereby amended further to add the following as new third and fourth paragraphs:

On May 8, 2018, the Family Trust acquired a five-year warrant to purchase up to 30,000 Shares at a price of $4.50 per Share. The initial exercise date for the warrant is November 8, 2018. Pursuant to an amendment on May 15, 2019, this warrant contains a contractual provision prohibiting the Family Trust from exercising the warrant if such exercise would result in the Reporting Person owning more than 19.99% of the Issuer’s outstanding Shares.

On May 8, 2018, the Mr. Spitcaufsky acquired, through an individual IRA account, a five-year warrant to purchase up to 40,000 Shares at a price of $4.50 per Share. The initial exercise date for the warrant is November 8, 2018. Pursuant to an amendment on May 15, 2019, this warrant contains a contractual provision prohibiting Mr. Spitcaufsky from exercising the warrant if such exercise would result in the Reporting Person owning more than 19.99% of the Issuer’s outstanding Shares.

On January 1, 2019, the following warrants expired pursuant to their terms: (1) warrants to purchase 34,020 shares of Common Stock held by the Family Trust; (2) warrants to purchase 4,250 shares of Common Stock held by the Larry S. Spitcaufsky Trust; (3) warrants to purchase 1,416 shares of Common Stock held by the Larry and Tiki Spitcaufsky Marital Trust; (4) warrants to purchase 1,416 shares of Common Stock held by the Blake Alexander Spitcaufsky Irrevocable Trust dated June 23, 1993; (5) warrants to purchase 2,834 shares of Common Stock held by the Cory Spitcaufsky Irrevocable Trust dated June 23, 1993, of which Larry Spitcaufsky’s son, Cory Spitcaufsky, is the trustee and beneficiary and in which Larry Spitcaufsky participates in the decision making of investments of the trust; and (6) warrants to purchase 1,418 shares of Common Stock held by the Nancy Spitcaufsky Eisner Trust U/A dated 10-19-1987.

On January 4, 2019, the Company issued to the Family Trust an additional warrant to purchase 400,000 shares of Common Stock at a price of $2.25 per Share in connection with an amendment to the debentures originally issued by the Company pursuant to the Securities Purchase Agreement, dated May 4, 2017. The initial exercise date for the warrant is July 4, 2019. This warrant contains a contractual provision prohibiting the Family Trust from exercising the warrant if such exercise would result in the Reporting Person owning more than 19.99% of the Issuer’s outstanding Shares. As of May 5, 2019, the warrant is exercisable within 60 days.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Amended Statement is hereby replaced in its entirety with the following:

(a)  As of the date hereof, Mr. Spitcaufsky may be deemed to be the beneficial owner of 1,063,473 Shares of the Issuer, consisting of 22.11% of the outstanding Shares (based on 3,939,023 shares of Common Stock issued and outstanding as of May 13, 2019 as reported in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2019, and determined in accordance with Rule 13d-3 of the Exchange Act).

Item 5(b) of the Amended Statement is hereby replaced in its entirety with the following:

(b)  Mr. Spitcaufsky has the sole power to vote or direct the vote of 1,020,473 Shares; has the shared power to vote or direct the vote of 43,000 Shares; has the sole power to dispose or direct the disposition of 1,020,473 Shares; and has the shared power to dispose or direct the disposition of 43,000 Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby replaced in its entirety with the following:

The Family Trust holds rights pursuant to a ten-year warrant issued May 4, 2017, as amended August 7, 2017, to purchase Shares of the Issuer. Such ten-year warrant is exercisable after November 4, 2017, but a contractual provision prohibits the Family Trust from exercising such warrant if such exercise would result in the Reporting Person owning more than 19.99% of the Issuer’s outstanding Shares. The Family Trust holds the right under this ten-year warrant to purchase 400,000 Shares of the Issuer at a price of $3.50 per Share. The description of this ten-year warrant acquired by the Family Trust on May 4, 2017, as amended on August 7, 2017, in Item 4 of the Amended Statement is incorporated in this Item 6.

Each of the Family Trust and the Reporting Person, through an individual IRA account, hold rights pursuant to five-year warrants, issued May 8, 2018, to purchase Shares of the Issuer. Such five-year warrants are exercisable after November 8, 2018, but a contractual provision prohibits the Reporting Person from exercising such warrants if such exercise would result in the Reporting Person owning more than 19.99% of the Issuer’s outstanding Shares. The Family Trust holds the right under this five-year warrant to purchase 30,000 Shares of the Issuer at $4.50 per Share and the Reporting Person, through an individual IRA account, holds the right under this five-year warrant to purchase 40,000 Shares of the Issuer at $4.50 per Share. The description of these five-year warrants acquired by the Family Trust and the Reporting Person, through an individual IRA, on May 8, 2018 in Item 4 above is incorporated in this Item 6.

The Family Trust holds rights pursuant to a ten-year warrant, issued January 4, 2019, to purchase Shares of the Issuer. Such ten-year warrant is exercisable after July 4, 2018, but a contractual provision prohibits the Family Trust from exercising such warrant if such exercise would result in the Reporting Person owning more than 19.99% of the Issuer’s outstanding Shares. The Family Trust holds the right under this ten-year warrant to purchase 400,000 Shares of the Issuer at $2.25 per Share. The description of this ten-year warrant acquired by the Family Trust on January 4, 2019 in Item 4 above is incorporated in this Item 6.

Pursuant to the Issuer’s director compensation policy, the Reporting Person may receive, in lieu of receiving his quarterly cash compensation, a number of Shares as quarterly director compensation for his services as a director.

Except as disclosed above, the Reporting Person is not subject to any contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer, other than standard default or similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following paragraph:

Exhibit 99.17 Form of Common Stock Purchase Warrant, issued by the Issuer to each of the Family Trust and Mr. Spitcaufsky, through an individual IRA account (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on May 8, 2018).

Exhibit 99.18 Common Stock Purchase Warrant, dated as of January 4, 2019, issued by the Issuer to the Family Trust.

Exhibit 99.19 Amendment to Warrant, dated as of May 15, 2019, by and between the Issuer and the Family Trust (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2019).

Exhibit 99.20 Amendment to Warrant, dated as of May 15, 2019, by an between the Issuer and the Reporting Person’s Charles Schwab & Co Inc Cust Roth Contributory IRA (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 23, 2019

Larry Spitcaufsky

/s/ Larry Spitcaufsky
Larry Spitcaufsky